Filed by The First Bancshares, Inc.

(Commission File No. 000-22507)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Heritage Southeast Bancorporation, Inc.

(Commission File No. 0-25846)

The following is a transcript of a conference call held on November 1, 2022 relating to the proposed merger between The First Bancshares, Inc. and Heritage Southeast Bancorporation, Inc.  The First Bancshares, Inc. intends to post a recording of the call on its website on or after November 18, 2022.

The First Bancshares, Inc(Q3 2022 Results) November 01, 2022

Corporate Speakers:

•	M. Ray Cole; The First Bancshares; Chairman, President & CEO
•	Dee Dee Lowery; The First Bancshares; EVP & CFO
•	Leonard Moreland; Heritage Southeast Bancorporation; CEO & Director
•	Paul Hoerig; Heritage Southeast Bank; EVP & Chief Credit & Risk Officer

Participants:

•	Kevin Fitzsimmons; D.A. Davidson; Analyst
•	Brett Rabatin; Hovde Group; Analyst
•	Catherine Mealor; KBW; Analyst
•	Matt Olney; Stephens; Analyst

PRESENTATION

Operator^ Good day, and thank you for standing by. Welcome to the review of the third quarter 2022 financial results. (Operator Instructions) Please be advised that today's conference is being recorded. I would now like to hand the conference over to your speaker today, Hoppy Cole, CEO. Please go ahead.

M. Ray Cole^ Thanks, Amy, and good morning, everyone. I certainly appreciate you dialing in and spending a little time less with us to talk about the results of the third quarter. We've got a number of our team members with us today. We've got Dee Dee Lowery, our CFO; J.J. Fletcher our Chief Lending Officer; George Noonan, our Chief Credit Officer. We also have a couple of team members from Heritage Southeast Bank, which is a pending merger that we have currently. And we have their CEO, Leonard Moreland; and we have Paul Hoerig, their Chief Risk and Credit Officer.

So we've got a lot to talk about this morning. And the agenda will be -- I'll give some high-level comments about the quarter and how we saw the performance of the company, and I'll turn it over to each of our team members to give a little more detail and color in their respective areas. And then finally, there'll be a Q&A session at the end.

So let's go ahead and get started. There was a lot of noise in the numbers for the quarter, but a really strong quarter, all around in terms of both growth, improvement in core profitability and continued execution of our strategic plan. We closed the Beach Bank acquisition on time and on schedule, went very smoothly. We closed that effective August 1, in the last quarter, and that continued our trend of announcement from announcement to close of roughly a 90-day time period. We've been successful with that in the past. That acquisition continued on that same sort of timeline.

And we also announced, that we talked about last time, signing of a definitive agreement to acquire Heritage Southeast Bank. Heritage being a $1.7 billion bank headquartered in Atlanta, Georgia with market share in Atlanta, down the southeast coast of Georgia, Savannah, down the southeast coast of Jacksonville. So we feel like we're in really good shape in terms of progress relative to an expected closing and a projected closing in the first quarter of '23 and then system integration to follow either at the end of the first quarter or early in the second quarter.

We enjoyed great legacy loan growth again, $97 million net for the quarter, a little less than 12.5% annualized. Our net interest margin expanded 41 basis points due to interest rate increases and really low deposit betas. And all those factors produce to -- all those factors convene to produce a really strong increase in our core profitability, pre-tax pre-provision. Operating earnings were up $5 million quarter-over-quarter, or 24.5%.

So, very pleased with the performance of the company during the quarter. Again, we feel like we're right on plan in terms of both integration of the Beach acquisition and closing of the Heritage Southeast acquisition. Both of those -- together, those companies will provide more than $2 billion of assets to our company. So we'll be over $8 billion upon closing of Heritage Southeast. And as you'll remember, those two companies built additional, significant density in Florida Panhandle in terms of deposit market share but then open some more faster – some of the more attractive, faster-growing markets in the Southeast with market share in Tampa, and again Jacksonville, Savannah and Atlanta. So, lot of stuff going on, a great quarter. A lot of hard work went into it. And the results, I think, speak to that. So with that, Dee Dee, I'll turn it over to you for a little more detail on our financials.

Dee Dee Lowery^ Great. Thanks, Hoppy. Obviously, as Hoppy said, we had lots of noise in our quarter and that always seems to be our trend because we always have acquisitions going on. But we did -- as Hoppy mentioned, closed the Beach transaction during the quarter. And with that, we issued about 3.5 million shares for that transaction and then we announced the Heritage transaction.

And so with these transactions, there's a lot of -- as we talked about the noise in the quarter and a lot of our different research analysts have -- were all over the board with their numbers as well. So, to try to pinpoint what the consensus of that is, but we feel like we had a great quarter, as Hoppy mentioned, and very proud of what the results were for the quarter.

And so going into that, we did report earnings of $14 million or $0.61 per diluted share. But when we look at that on an operating basis to exclude the acquisition charges of $2.7 million net of tax and then the day 1 initial provision for credit losses for the Beach loan portfolio of $2.9 million net of tax, that puts our earnings at $19.6 million or $0.85 per diluted share.

And if you compare that operating result to the second quarter of $16.5 million or $0.80 per share, we increased $3.1 million in earnings, or 18%. On a year-to-date basis, our operating earnings are up about 6% year-over-year. A couple of the drivers for the additional income -- for the expansion in our income was the additional income from Beach bank that we added two months in the quarter and also our expansion of our net interest margin that Hoppy mentioned, to 350, or 41 basis points.

Part of that increase was a result of a large relationship that had been on nonaccrual status. We upgraded that to accrual status, which was a result of $1.5 million of additional interest income in this quarter. So that accounted for 10 basis points of that margin increase.

Our yield on earning assets increased 47 basis points during the quarter, and our cost of funds increased only 5 basis points. So very low beta there for the quarter. One thing I'd like -- we are anticipating an increase in our deposit beta, or our cost of funds, for the fourth quarter just because we -- a couple of factors going on. We raised some of our deposit rates right at the end of the third quarter. So that will have an impact for the fourth quarter. We also had some advances in the end of the third quarter, which will carry through the fourth quarter.

And that typically, if you recall, in the previous years, we've always had the seasonality of our public fund deposits were typically borrowed in the fourth quarter. So we should see a little -- could see some slight contraction in the fourth quarter of our margin. But then, we see that expansion back the first quarter. We will have inflow back of our public funds, and we will also have the closing -- the anticipated closing on track right now for Heritage to close effective 1/1/23, and so we expect to feed back that expansion in our margin.

With our fed funds projecting modeling at 450, we're projecting our margins to be in the range of 350 to 360 next year, and you know basically starting right now at 340 when you back out that one-time relationship.

Average balances in our other banks that are reflected in our margin table comes at excess to cash liquidity part, we decreased that $290 million during the quarter. And the $150 million that was deployed into the loan portfolio and excluding the Beach portfolio, obviously, that was acquired. And then $130 million of that was used to cover our decreases in our deposits. And 20% of our decrease was related to our seasonality of our public funds deposits. And we had about $50 million of runoff in the Beach portfolio, but that was -- about half of that was a planned departure of some higher rate accounts that we knew that would be leaving after close.

So I just want to highlight a couple of other ratios during the quarter that I'm going to talk about using operating results. And so our ROA operating was 1.23% for the quarter. and our ROATCE was 18.49% for the quarter, and our efficiency ratio was 54.55% for the quarter.

Our capital ratios remain strong. Our CET1 was 12.6%. Our leverage ratio was 9.3%. Our total risk base was 16.7%, and then our TCE was 6.5%. We feel very good about our ratios where we are today. And I would like to comment on our tangible book value. We did have a decrease in that for the quarter, which was a result of our -- the increase in our AOCI. That increased about $50 million for the quarter. But if you look at -- if you exclude the change in AOCI, tangible book value actually increased due to our acquisition with Beach.

With the capital that was -- the capital that was added minus the intangibles, we would have had an increase of about $0.71 in our tangible book value per share of about 30% if we did not have the change in AOCI. So I just kind of wanted to notate that. I think that's all I have in my prepared comments. Hoppy, I'll turn it back to you.

M. Ray Cole^ Thanks, Dee Dee. J.J., would you like to give us a little color around the loan production for the quarter.

J.J. Fletcher^ Yes sir. Thank you, Hoppy. I think the takeaway for the third quarter was much like what we saw in the second quarter, continued demand, new and expanding relationships, really saw some benefit from adds to staff on the commercial and the private bank teams. One bright spot the Cadence acquisition from late last year proved -- had a lot of benefit this quarter as well, really making some penetration in that North Pacific market and had a really strong pipeline up there.

I think the other main thing is we continued to see ahead of the -- maybe not ahead of but during the interest rate increasing cycle, a lot of people are trying to push loans and products to get closed, and we're still seeing that today as well. As Hoppy said, $97 million for the quarter. Originations averaged about 100, 105 monthly throughout the quarter. Nice diversity. We had some really nice Class A retail opportunities. Some Cs in hospitality, a number of ORE -- excuse me, owner-occupied CRE.

And then the big thing I saw, we had an integration with Beach and health care lending platform, which we were able to integrate into our private banking division. And on a percentage basis, the private banking group really was a top performer again this quarter throughout the bank. So really pleased with the results there. The other -- sorry?

The other benefit we saw is we hope to see the payoff and paydown trends continue to decrease. As you know, we monitor all payoffs over $200,000 and account for those. And for this quarter, we saw a real downtrend in that. And actually in September, were about 30% to 40% off of the prior 2 months. So those 2 things together really helped the growth strategy.

Trailing 12-month close on funded commitments, held strong, about $357 million on the books. We were at $341 million at the end of Q2. Most of that, of course, is construction that will be funded out over the next 12 months or 18 months. So we've got some runway there. And then pipelines, as we would expect, were down about 15% at the end of the quarter when compared to the previous couple of months, but I think that's -- with growth and then with general market conditions, that's probably in line with what we expected to see. With that, I'll turn it back over to you Hoppy.

M. Ray Cole^ Thanks, J.J. For context, the Cadence branch acquisition we closed last December, it was approximately $400 million in deposits but only about $25 million in loans. And so we've made significant progress in growing not only fundamentals but also that pipeline in the North Mississippi market. So really good performance there. George, would you like to give us a little color around our credit metrics. Please.

George Noonan^ Thank you, Hoppy. Generally, credit metrics for the company showing a stable and moderately improving result through the end of the third quarter. Delinquencies, certainly a leading indicator has continued to hover under the 40 basis point mark throughout the year, and October looks strong as well. In our criticized and classified loans, particularly on the legacy side, we've had about almost a $34 million improvement down to about $104 million in total criticized and classified on the legacy side.

A lot of that was driven by -- we had taken some precautionary risk rate downgrades during the pandemic, particularly in the leisure, hospitality, food and beverage sectors. Those sectors have returned to normal operations now. And over the past 3 or 4 quarters, we've been able to return them back to, if not their prior risk rate, at least a positive move. So that has been a -- certainly a driver in our criticized and classified improvements.

In nonperformings, we've seen notable improvement driven by several larger relationships returning again to a pre-pandemic acceptable performance. Dee Dee had mentioned one large accrual relationship that we were able to bring back to an improved status. And that in itself was a $10 million pivot for some nonaccruals. So we’ve seen on the legacy side of the bank total NPAs move from -- in the first quarter, about $27 million down to $18 million then with the addition of the Beach NPAs, we are really still below where we started at beginning of the year with about $26 million. However, as a percentage of total loans NORE, we were 71 basis points on our total NPAs. So good solid improvement throughout the year now.

And lastly, last credit metric to run over for year-to-date. We're still in a net recovery position charge-offs to recover of just under $1.9 million. So we hope to end of the year-- Looks like we'll continue that trend for the rest of the year and end in a nice position.

We're preparing, obviously, with maybe some economic headwinds. We're going to be monitoring our credit quality very closely in 2023. We've already started that process. So look for any stresses that might be induced by inflationary and rate hike pressures for our borrowing base. We can already see that construction and term loan projects that have previously met our credit loan guidelines for LTV and LTC margins as well as coverage, they're just going to require more equity from the borrowers to move forward in 2023.

To that end, we were earlier this week in the Tampa market, one of our new markets, and had a chance to talk to a couple of larger commercial real estate investors and developers. And they both indicated they fully expect in their projects to see 40%, if not 50% equity contributions, just to make the projects work and be bankable deals. But we think that's going to be a central theme throughout the year in 2023, but more equity in these projects for them to move forward will be a real driver.

We are doing right now, actually just finished, some stress modeling and looking at maturing loans in 2023. Approximately on the legacy side is some $305 million or so in maturings for the 4 quarters in 2023. And we’ve looked at our top 150 loans in that category. It's about $174 million, and we were pleased to see that the large majority of those customers with as much as a 250 basis point rate shock could still have what we service. So we'll continue to look at that. We'll go further out in our tranches and keep that very much a part of our protocol. We're going to stick with our long-standing guidelines for coverage, LTV, margins, amortization terms and require that the variable in all that will be on the equity contribution side. We're going to prepare for a good 2023. Thank you, sir.

M. Ray Cole^ Thank you, George. Good comments. We'll switch over now to Heritage Southeast Bank and a little word CEO, Leonard.

Leonard Moreland^ Thank you, Hoppy. Just to mention again, we're roughly a $1.7 billion institution located in Georgia and North Florida, just shy of $1 billion in assets in Metro Atlanta and the remainder in Southeast Georgia, concentrated in the coastal area all the way down to Jacksonville. We operate under 3 trade names, Providence Bank, Heritage Bank, and The Heritage Bank in the state. For the -- the headline for us for the quarter. And again, we have noise in our numbers as well, this transaction plus other noise throughout the year. But the headline is earnings were up 68% over the prior quarter and were $0.77 per diluted share.

So just to highlight a few things. We reported $5.6 million in earnings. This compares to $3.3 million. The primary drivers were expansion of net interest margin to 3.85% and lower operating expenses. If the transaction expenses associated with our merger with The First were excluded, diluted earnings per share would have been $0.83.

A little bit about our net interest margin, the yield and earning assets grew 59 basis points in the quarter, while cost of funds increased 8 basis points. Two primary drivers being the Fed rate increases. And second, we continue to have strong growth in loans of $31 million during the quarter, and year-to-date just shy of $100 million in growth, which is a 9.4% growth since year-end.

Growth has continued in noninterest-bearing deposits, which are up just shy of $70 million year-to-date, and this represents about 37% of our total deposit base. On our lower operating expenses, the company has continued to recognize operating efficiencies that started with our 3 bank merger in 2019. Second quarter 2022 was inflated by $1.2 million of separation payments. Q3 was a more normalized operating run rate, and our efficiency ratio exclusive of merger-related expenses was 59%.

Other key takeaways for the quarter. Our ROA, excluding transaction expenses, was 1.37%. Return on tangible common equity was 20.31%. And our tangible equity to tangible assets was 6.83%. Our allowance for nonperforming loans coverage is 748% and a few bank level ratios: our leverage capital ratio was 10.22%, Tier 1 12.82% and total risk-based 13.94%.

Our pipelines continue to be strong. They are down roughly 20% to 25% over what we consider normal operating levels. Typically we run a pipeline, and the $110 million to $120 million -- 90-day pipeline, $110 million to $120 million, we're seeing that now just below $100 million. But we continue to see high-quality requests, especially in the Metro Atlanta market. And I would agree with what George said, borrowers are continuing to add equity to deals to make the deals work for our bank.

With those comments, I will turn it over to Paul Hoerig, our Chief Risk and Credit Officer, for comments on credit quality.

Paul Hoerig^ Thank you, Leonard. Similar to George's comments, we continue to see strong and stable asset quality. End of quarter delinquency was 31 basis points. I'll also note that that included about 15 basis points that was an administrative item, that loan has since been paid off. So in terms of early indicators, not seeing any weakness in our portfolio.

Nonperforming assets: 17 basis points. And they’re also a very positive outlook. $900 million of that is in ORE, which is under contract to sell in the first quarter. And then our largest nonaccrual, which has always been noncontractually on time, we are seeing positive results in their financial performance with an outlook for a likely return to a full status and upgrade in first quarter. So again, I feel very good about overall asset quality, continue to see those results hold up through third quarter.

Last comment I'll make consistent with what George said: what we're seeing in the environment right now is construction projects are requiring additional equity. Much like The First, we underwrite to stabilize cash flow. And in order for those metrics to be met, we're seeing equity move up from 30% to somewhere in the range of 45% to 50%. The encouraging news is the borrowers that we're meeting with are able to meet that equity requirement and move forward with the projects.

Leonard Moreland^ Thank you, Paul. I think that's it for us.

M. Ray Cole^ Thank you, Leonard and Paul. That concludes our prepared comments. And so I think we'd open it up for questions now.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) And our first question comes from the line of Kevin Fitzsimmons with D.A. Davidson.

Kevin Fitzsimmons^ I was -- I guess, this is the first quarter of the last 3 that you haven't had a deal to announce with earnings. So maybe taken 1 quarter off, at least. I just wanted to ask about -- just a couple on the margin guidance. So the outlook Dee Dee for fourth quarter margin that it might come in a little. Is that versus the 340 without the nonaccrual benefit? Or is that versus the reported 350?

Dee Dee Lowery^ That would be versus the 340 because that's the core margin. So I would say it could be a little bit in the fourth quarter contraction there. And that's really, like I said, due to the seasonality of public funds going out right now and then the borrowed position. And then we see that going away. The borrowed position going away back to the first quarter, and then the influx of the cash liquidity from Heritage and then the seasonality of the public deposits.

M. Ray Cole^ So Kevin, you’ve followed us a while. And it's the sort of inversion of where -- historically what's happened, we have seen a little margin compression in the first quarter because of that public portfolio -- public deposit portfolio. The average cost of that was slightly higher than what we could invest in Fed funds. And so when our loan growth was a bit muted, you would see margin compression during the first quarter because it kind of comes all in, and then it kind of dribbles out over the rest of the year.

Here rates have flipped. So we're paying much less for what we can invest on that so as it runs -- and typically, our margin would expand in the fourth quarter when rates were inverted or costs were inverted. Then it would depress in the first quarter. This is flipping because rates have changed.

So that money that goes out will be at the margin borrowing a little bit to cover that cash flow deficit. But then when it comes back, it will come back at -- I believe the average rate in the quarter is like 69 basis points on roughly almost a little less than $1 billion of public money. So on average, we pay 69 bps on that. And during the first quarter, we’ve been able to invest it at much higher than that. So really, I'd like to -- we're concentrated on looking at the margin over at least that 2 quarters span because there is some seasonality in that funding side.

Kevin Fitzsimmons^ Okay, okay, appreciate that. And then the outlook of the 350 to 360. So I would assume that's obviously Heritage coming on board and they have a higher margin than -- but partly offset by, and it's probably an outlook for deposit just to accelerate just given industry-wide, what's happening. Is that more of a -- is that read more of like -- I know a lot of moving parts, but is it more like 350 moving up to 360? Or is it more of just kind of plateauing and fighting to keep it stable during '23?

Dee Dee Lowery^ I think it would be probably more towards that 350 and then moving up toward -- as we go through the year with increasing at that point.

M. Ray Cole^ So Kevin, when you look at our loan book, irrespective of the two mergers, or at least Beach Bank and then, to some degree, Heritage Southeast Bank. They have more metropolitan exposure and a little more C&I in their book, particularly Beach Bank. And so we historically do not have a lot of pure floating rate loans. Now we do have a short average life of our portfolio. And most of it, is what you -- it's kind of a combination of a lot of small community banks put together.

And so the repricing interval, particularly in our loan book, doesn't happen maybe as quickly as some other banks who have more C&I pure floating rate loans. But it does, we have like a -- Dee Dee I think we’re calculating the average life on the loan portfolio is about 2.8 years. And so you've got a significant repricing roughly a little less than half the portfolio. It will reprice during the year over the next 12-month period.

So as we see the margin potentially because of borrowings compress through the fourth quarter, open back up during the first quarter. And then as we continue to reprice and hopefully, even with some increased betas, we think we can move a little higher in that 360 range. I believe that's kind of how we feel about it. Do you agree, Dee Dee?

Dee Dee Lowery^ Yes, I agree.

Kevin Fitzsimmons^ Okay. All right, thanks Hoppy. One more just kind of more top-level question, if you can. Obviously, you had talked about how with Heritage coming on, you're roughly $8 billion or a little more and looking at still relatively healthy growth going forward. How are you viewing and balancing that $10 billion asset threshold with maybe potential other merger opportunities that might come along given the strength here?

M. Ray Cole^ Great question, Kevin. I'm glad you brought it up. I really should probably have some prepared comments, but I'm glad you asked it. One of the things that both Beach Bank and Heritage provide, and we've talked an awful lot about the financial metrics and what that means to us financially. But the more we interact, the more I continue to be impressed and excited about the experience level -- the quality and experience level of the banking teams that will be joining us, both in Beach and in Heritage Southeast.

A number of -- as you know, we've grown quickly, and at the executive in the C-suite and executive level, we've run fairly thin because a lot of the banks that we have partnered with have been much smaller or community banks. But we're gaining a level of management expertise here that's really, in addition to the financials for the company, is going to be very accretive to the depth of management. And a number of those folks have experience in larger plus $10 billion institutions.

And so we're -- they are offering additional depth and expertise that we prior to these acquisitions did not have. We have already started with the Federal Reserve; in fact, I was on a call yesterday with our EIC. As you know, we changed charters earlier in the year. They have laid out a prescription for what their expectation would be as we move closer to $10 billion. And so they have -- it's interesting the view of -- I'm so pleased with the view of the Fed and sort of the way they think about it. And they very much are "Hey, we're giving you these outlines because we want you to be prepared."

They really have not had a sort of “gotcha” mentality. They've been very prescriptive in helping us. And we saw that at $5 billion when they were not a primary regulator at the bank level, but they were at the holding company and they were the very first regulators to say, "Okay, you got about $5 billion now, or approaching $5. Here's some things we expect when you get a little larger."

So, we have started what we call our 10b Committee, which meets -- actually I meet with it quarterly. There are subcommittees under that from lines of -- from functional lines across the company. I got a note from compliance this morning that we're seeing our RFP for our GAAP analysis between where we are today and in terms of what we need to be $10 billion.

Having said that, we have to be prepared for that. And our strategic view is always consistent. It's been the same. We kind of make the decisions about creating the most value for shareholders, and that's a long-term view. And so we run it like we would own it forever. But at the same time, the company -- we will entertain whatever makes the most sense for shareholders. I think you know that, and we've had a long history of advertising that.

So we think about it in terms of optionality. We have to be prepared, but we're always looking for the ability to increase shareholder value and remain nimble in order to respond to those opportunities.

Operator^ Our next question comes from Brett Rabatin with Hovde.

Brett Rabatin^ I wanted just to go back for a second to the deposit rate increase in the fourth quarter and then maybe understand a little better post the combination in 1Q how you're thinking about the progression for deposit betas and just how more competitive you think you have to be relative to where you are today?

M. Ray Cole^ Well, certainly, deposit costs -- we were able, during the third quarter, to really sort of hold the line. You saw that in the numbers. We did have some runoff, particularly in the money market areas, during the third quarter. That continued in the beginning of the fourth quarter. And so a number of banks -- First National started the price war, I guess, and he should go unnamed at this point --

But anyway, they saw maybe some really large runoffs. And so all of a sudden, in our core markets, we saw some real increase in deposit competition. So we have marginally increased rates, and we're trying to hold our betas on a relative basis because of our highly retail granular-oriented, diversified across the Southeast deposits space. We feel like we're just below those folks. So if we can keep our depositors somewhat just below what some of the high end of the market is, we think that certainly we'll keep those core relationships. And we want to keep those core relationships.

But we don't -- at the end of the day, that's the value of our franchise, or a lot of the value of our franchise. And once you move that money, it could be hard to get back. I'll tell you one thing that this time, of course, I've never -- I have not lived through a scenario quite like this, and I guess many of us have not. Last time this happened I was in college, so I wasn’t really too worried about it. But in any event -- what's been interesting this time is, historically, we haven't seen a whole lot of money leave our core deposit base and go to brokerage houses. And that's where a lot of the initial surge in that went.

And so what we've seen is kind of decreasing -- after that initial surge, I think it's a decreasing rate of runoff, although it's continue to be a little runoff in the retail sector as we’ve inched our rates higher. So your thoughts around beta, that's kind of the big picture but...

Dee Dee Lowery^ Yes. I think kind of looking at what we've done so far, as Hoppy mentioned, toward the end of the third quarter, we made some adjustments. And so kind of looking at where we -- where it's hitting and effecting that so far through October, I think we will definitely -- I think we would be south of a 20% beta. And that's kind of historically where we were this last time around. And so I think that we would be less than that. And then looking at our modeling forecast, if we are at 450 at Fed funds, our modeling is showing that we'd be in the 20%, 25% beta. So that's kind of what we know right now.

M. Ray Cole^ And we stress that, obviously, in our asset liability modeling, both in terms of rates -- betas and decay rates, and we still show asset sensitivity even under some fairly severe stress scenarios. So we feel like we're well positioned given our balance sheet structure, given the nature of our funding on a relative basis relative to peers to hopefully potentially perform in line or may have an opportunity to outperform them.

Brett Rabatin^ Okay. That's all great color. And I wanted to ask -- you talked about the $10 billion question. And when you talk about the core profitability numbers this quarter, they're obviously improving. And as you close and integrate the deal in the first quarter, it seemed like your profitability could get even better and maybe your efficiency ratio dip below 50. Is that a fair way to think about things? Or can you guys maybe give a little color on how you think about the profitability track as the margin expands from core levels in the third quarter?

Dee Dee Lowery^ I'll say Hoppy beats it over our head that we wouldn’t be...

M. Ray Cole^ I have it taped to bathroom mirrors. We call it EFR 45, 50. Anyway, go ahead.

Dee Dee Lowery^ We do, we can, obviously. And obviously, yes, with the increase in the income side of that, we should see some decrease in that efficiency ratio to a lower efficiency ratio. So I think that would probably be depends on if you’re looking at operating our core, but core will probably definitely be more improvement towards the last part of the year because we've got a lot of -- Beach is scheduled to have their core conversion the first week of December. And so we would expect usually two months post that to kind of wrap up most of those -- and realize those saves . And then Heritage is currently scheduled to close 1/1 with a system conversion at the end of March.

And so you're looking at really through the second quarter before you can start wrapping up to see what you get your cost base in. So I think that would kind of be more for the last part of the year, next year.

M. Ray Cole^ It's kind of nice -- at least in my mind, it's kind of nice, given the cycle, we've seen potentially some increase in core profitability based on spread, assuming that they look up friends at the Fed. What they wreck -- I don't know. Nobody knows where that's coming from. You've heard the credit reports, and I know you guys have been sensitive to those at other banks. Credit still looks good, and we're watching closely for that too.

But accepting some level of elevated credit costs that we currently don't forecast, it feels good to have some spread income potentially increase in our core profitability. But then bringing on these 2 new income streams over the next year really puts us in a good shape, to your point, to exponentially, I think, increase the core profitability as we move forward. So you've got it not only from realizing spread, adjustment spread widening, but in entirely new income streams with cost saves and -- as a new income driver.

Operator^ Our next question comes from the line of Catherine Mealor with KBW.

Catherine Mealor^ One follow-up to the margin conversation. Just thinking about the size of the bond book. I think we had previously talked about investing some of your excess liquidity into the securities book. But the world's changed a little bit since that. But just kind of curious about your appetite for increasing or shrinking the bond book from here, Dee Dee.

M. Ray Cole^ Well, we’ve set the new -- I mean you can…

Dee Dee Lowery^ No, go ahead, and I'll add.

M. Ray Cole^ When we get to the numbers part, you can interrupt me. I’ll just do the big picture stuff.

What we see, Catherine, we set that bond portfolio up to provide a pretty substantial cash flow. So 55 or so percent of that matures in pretty -- in a laddered fashion. So that's over $1 billion matures in a laddered fashion over the next 4 to 5 years. And so the idea was, again, before we knew that rates were going to be where they were, but the idea was we set that up with providing cash flow and essentially remixing the balance sheet from the bond book into the loan portfolio.

And so we're still in that strategy. And in fact, the great -- the rate arbitrages have gotten better because it's coming out of that bond portfolio at 2 or slightly less than 2. And of course, if you look at the margin, new loans that we're putting on have at least a 6 and a lot of them have 7s in front of them. And that's back to that. It's really been -- I'm not going say amazing, but it's encouraging to me that I see the amount -- where George and Paul were talking about the amount of equity that folks are putting in new projects to make them -- so that we can stay within our credit metrics and then the additional yield we're getting off of that.

So that gets better a little bit in terms of the arbitrage of the carry between coming out of the bond portfolio and going into the loan book. And that's why we were talking about -- certainly, we will -- we always look for growth opportunities. But in order to make our projections, we don't really have to grow the balance sheet a lot. We can remix the balance sheet given that 63% or 64% loan deposit ratio that we currently have and make our -- make the returns we talked about in terms of ROA and return on tangible common.

So no, I don't think we would be -- in fact, so we have -- relatively speaking, to peers, because we had such liquidity and we've accumulated over the years of that highly retail-oriented fragmented deposit base across the Southeast, we have -- our bond portfolio relative to the size of our assets is higher than a lot of our peers. Most of our peers are in the low 20s and mid-20s and ours has been right at the low 30s. And that's been the effect on our AOCI, it's not the construct of the portfolio, in fact, convexity and the impact and market value loss has been as good or better than peers, but it's a little bit outsized part of our asset base.

That becomes more normalized as that cash flow goes into the bond book -- I mean out of the bond book and into the loan portfolio. But then also, as we add assets and we liquidate the portfolios of the 2 companies that we have, that we've acquired, that again post-Heritage Southeast, it looks like the bond portfolio comes in to about 24% or a little less of that than total assets. So we don't think we're going to be increasing -- unless there was some sort of liquidity event that we couldn't understand now. But it looks like to me, we could hold the line a bit on deposits. If we lose a little bit, that's okay because we've got a lot of cash flow coming out of the bond portfolio to help fund our growth.

Dee Dee Lowery^ Yes. And the only thing I would add just as a reminder, basically, we -- on the Cadence, as Hoppy mentioned earlier, on the Cadence portfolio that we acquired, the deposit side of that, that was the strategy to put those -- to put the funds from those deposits into the bond portfolio. So that was about $360 million that we had planned to put into the portfolio because that cost of funds was in the 20 basis point range. And we were putting it in the bond portfolio over 2%. So we were getting a pretty good spread on that, and that was -- so that was -- part of that increase was for that portfolio.

M. Ray Cole^ And Catherine, the bulk of that strategy went into HTM, that was the original plan, and it went there. So it's not impacting the mark as much as some of the other securities.

Catherine Mealor^ Okay. That is all really, really helpful, thank you. And then my other question just -- this is a new question -- but just the borrowings that are going to come on short term, just to fund the -- or just to fill the hole for the public funds flowing out -- What's the rate on this -- because it looks like it was $90 million at quarter end?

Dee Dee Lowery^ Yes. And that's kind of been running like 340 range right now, and that could change a little bit next week with rates.

M. Ray Cole^ We're staying short with those. We're not extending where wholesale sources are that we use to get the best execution. We're not -- we're staying 2 months, 3 months relatively short because we've got liquidity coming back to us, and we don't feel like we'll need that higher rate money past first quarter.

Catherine Mealor^ Great. Got that. I'm good on the margin. And then another question just on the expenses. Any guidance you can give Dee Dee on just expenses? I know we've got 1 more month of Beach coming in and then of course you've got Heritage coming in, in the first quarter. So kind of maybe, at least the fourth quarter outlook on where you see expenses go. And then anything you can kind of -- direction you can give us as you're thinking about the puts and takes on expense base next year?

M. Ray Cole^ Well, that hurts Catherine. You didn’t think I was over expense -- you know who’s in control of expenses here. You know that quite well.

Catherine Mealor^ I always have to have Dee Dee’s input. (laughter)

Dee Dee Lowery^ So looking at the expenses. Well, actually, when you kind of take out Tucker, that one-time interest income we mentioned and then add another quarter -- another month in for Beach, it looks like kind of our core might be about the same spot in the fourth quarter as the third quarter. But looking at expenses for next year, I was trying to look at what was out there for Factset. And then I was -- we're working on all the budgets now. We've got the 3 banks to budget together with us for next year and kind of looking at their expenses and looking at the cost savings that we projected.

And then I was looking at our expenses to kind of compare to what looks like to me on Factset, if I'm looking right, was about $170 million, trying to follow that. And I think we -- I think that's reasonable by looking at kind of what this quarter was minus merger charges for four quarters with an increase, and then kind of looking at what Heritage and Beach have done and taking their -- annualizing that with the cost saves. I think that looks pretty reasonable to me at this point. I'm still in the budget process.

M. Ray Cole^ Hey Leonard, you might want to start saving your empty water bottles. You can bring them home and fill them up after the water service goes away in January.

Operator^ (Operator Instructions) Our next question comes from Matt Olney with Stephens Inc.

Matt Olney^ Just to go back to that last question on expenses. Dee Dee, I think you mentioned that fourth quarter would be similar to the third quarter core number, call it, 30 -- just over $32 million. Did I catch that right?

Dee Dee Lowery^ Well, I did, but really kind of looking at the kind of profitability because I don't have right in front of me exactly what Beach's expenses were for the 2 quarters. So I was just saying kind of core profitability by taking Tucker out and adding another month of Beach net pretax income and we'd be in about the same spot. So I don't technically have exactly what their expense number is for the fourth quarter. But overall core profitability, I was saying, should be pretty relative.

Matt Olney^ Okay. Well, I guess just following up on that, I think you disclosed the Beach expenses were just over $2 million in the third quarter. So I'll assume, I think it's another extra month in the fourth quarter.

M. Ray Cole^ That's right.

Dee Dee Lowery^ That's right.

Matt Olney^ So another $1 million. I didn't know if there were any other puts and takes on the 4Q expenses beyond that I should be thinking about.

Dee Dee Lowery^ Typically, Matt, there may be a couple of hundred thousand or so in the fourth quarter. We always have some things that kind of truing up for a year end for audit. I mean that could be just a few hundred thousand dollars. So.

M. Ray Cole^ Vacations, incentive accrual true ups, paid-for performances.

Dee Dee Lowery^ So I think that ran last year, if I'm thinking, $400,000 or $500,000, just off top of my head, but that would really be the only thing I foresee.

Matt Olney^ Okay. Okay. That's helpful. And then as far as the upcoming time lines, Dee Dee you gave us good color on closing dates, conversion dates. I think you're still assuming the Heritage is going to close Jan 1. That's just a few weeks from now, I guess. Remind us of the approvals you already have and approvals you’ve got to get over the next few weeks. Just trying to appreciate how much confidence you have in that Jan 1 closing date.

Dee Dee Lowery^ So, yes, good question, Matt. So we do not have the regulator approval yet. We are under -- have been consulting with them, and as Hoppy mentioned, he's had several calls. We'll be filing our application with the Federal Reserve on Monday. They're anticipating currently that they would be able to have their approval by mid-December. We filed our preliminary S-4, obviously, if you want to call it the joint proxy. So we both have to have shareholder meetings. There was no review from the SEC for that, so we are filing our S-4 updated next week with an effective date of next Friday, and that would line up with the mail date with both shareholder meetings being the last week of December. So we're anticipating no issues.

M. Ray Cole^ Matt, several weeks ago, the Fed asked us to submit the application in draft form, not a formal submission, but -- so it didn't start a clock for them. They had looked through that. They had given us back some questions to address in the application that we're going to file the 31st. So we feel -- we're pretty confident that the Fed's already gone through it. They've asked us to address some things they want us to address. As you know, there was -- this one because of the size, the Federal Reserve will do a visitation to Heritage Southeast, and that's been completed. We feel good about that. We've had a call -- an exit call on that. So we have a pretty good degree of confidence that we're in good shape there. And our expectation is that we would stay on our closing timeline.

Matt Olney^ Okay. That's great. Be a busy December, but I'd expect nothing less from you guys.

M. Ray Cole^ It seems like it always is.

Dee Dee Lowery^ Exactly.

Matt Olney^ And just a little clarification around the margin outlook of the 350 to 360. I missed if that's a reported number with purchase accounting adjustments or that's a core number?

Dee Dee Lowery^ That would just be the -- we report the fully tax equivalent was the 350, right, where we reported this quarter of 350. And I believe that's just the fully tax equivalent, not netting out the purchase accounting adjustments. So those are included. So we will be starting at 340 when you take out the Tucker relationship, that $1.5 million.

Matt Olney^ Yes. Okay. Okay. Great. And then I hopped on a few minutes late, so this may have been mentioned at the beginning the call, and I missed it. But with the closing of Heritage and the cost saves, I think we talked about achieving that $4 run rate by late '23. Just any updated thoughts based off of 3Q results that you're seeing from you guys and Heritage and also the kind of a changing macro environment.

M. Ray Cole^ Matt, I would qualify it with -- like I did earlier about the credit cost issue. That's a, really, a number -- But what we see in terms of core profitability and, these are cost-save opportunities, I think we’re comfortable with that -- the real variable being credit costs, although, again, we think we're -- we feel like our balance sheet is well positioned not only from a liquidity funding standpoint but also extremely well-capitalized.

And essentially, George, in the credit group -- they're doing some work and they did a presentation to the Board last Board meeting, and they talked about well, last year, we originated 2,000, in the last 12 months, 2,000 new notes, not renewals, not modifications, brand new originations. And of that 2,000, 1,500 were $500,000 or less.

And so sometimes our headline percentage growth don't look as good maybe but for a lot of -- it takes a lot of $500,000 loans given the size of our capital and not that it can't happen to kind of get you in trouble. So it makes me -- I guess, my point, it makes me feel good that we're able to make the returns we do with a sort of highly small business-oriented, well-diversified, no heavy concentrations in our loan portfolio. Given all that, credit can always be an issue, but on a diversified basis, it feels a little better.

Now look, we've got -- as we've gotten larger and again, the balance sheet today, as it sits, can support some of these acquisitions -- the most recent acquisitions that open up some of these faster growing markets for us. So again, irrespective of what happens with the credit, it feels like we're sort of in really good shape for what might come.

Operator^ And I'm showing no further questions at this time. This concludes today's conference call. Thank you for participating. You may now disconnect.